Exhibit 99.1

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

NOTICE OF 2017 ANNUAL GENERAL MEETING

Notice is hereby given that the 2017 Annual General Meeting of the shareholders of Benitec Biopharma Limited (“the Company” or "Benitec") will be held at the offices of Grant Thornton Australia, Level 17, 383 Kent Street Sydney on 8 November 2017 at 10.00am AEDT.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

AGENDA

2017 ANNUAL FINANCIAL STATEMENTS

To lay before the Meeting and consider the Annual Financial Statements of the Company for the financial year ended 30 June 2017 together with the declaration of the Directors, the Directors’ Report, the Remuneration Report and the Auditor’s Report.

RESOLUTION 1: NON-BINDING RESOLUTION – REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as a non-binding ordinary resolution:

“That the Company approve the adoption of the Remuneration Report, included within the Directors’ Report, for the year ended 30 June 2017.”

Voting Prohibition Statement:

In accordance with the Corporations Act 2001 (Cth), a person must not vote on this Resolution if they are, and the Company will disregard any votes cast on this Resolution in any capacity by or on behalf of, a member of the Company’s Key Management Personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”). However, the person may vote and the Company need not disregard a vote if:

•	it is cast by the person as a proxy appointed in writing that specifies the way the proxy is to vote on the Resolution; and
•	it is not cast on behalf of a Restricted Voter.

The Chair of the Meeting may cast votes on the Resolution as a proxy, other than on behalf of a Restricted Voter, where the written appointment of the Chair as proxy (which may include appointment of the Chair as a proxy by default in the absence of another person) does not specify the way the proxy is to vote on the Resolution but expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel.

RESOLUTION 2: RE-ELECTION OF DIRECTOR – MR PETER FRANCIS

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Mr Peter Francis, a Director who retires by rotation in accordance with the Constitution of the Company, being eligible, is re-elected as a Director of the Company"

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

RESOLUTION 3: SPECIAL RESOLUTION - APPROVAL OF 10% PLACEMENT CAPACITY

To consider, and if thought fit, pass with or without amendment the following resolution as a special resolution:

“That for the purposes of ASX Listing Rule 7.1A, shareholders approve the Company having the capacity to issue fully paid ordinary shares in the capital of the Company up to the maximum number permitted under ASX Listing Rule 7.1A.2 as described in the Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting.”

Voting Exclusion Statement:

The Company will disregard any votes cast on this Resolution by:

•	persons who may participate in the proposed issue and persons who might obtain a benefit except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed; and
•	an associate of those persons.

However, the Company need not disregard a vote on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 4: ORDINARY RESOLUTION - APPROVAL OF NEW ISSUE OF SHARES TO SOPHISTICATED AND INSTITUTIONAL INVESTORS

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of ASX Listing Rule 7.1 and for all other purposes, the proposed issue of up to 80 million fully paid ordinary shares in the Company on the basis set out in the Explanatory Statement is approved.”

Voting Exclusion Statement:

The Company will disregard any votes cast on this Resolution by:

•	a person who may participate in the proposed issue and a person who might obtain a benefit, except benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and
•	any associate of that person.

However, the Company need not disregard a vote on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

Greg West

Chief Executive Officer

Dated: 6 October 2017

The accompanying Proxy Instructions and Explanatory Memorandum form part of this Notice of Meeting.

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

PROXY & VOTING INSTRUCTIONS

Voting entitlements

The Board has determined, in accordance with the Company’s Constitution and the Corporations Act 2001 (Cth) that a shareholder’s voting entitlement at the Meeting will be taken to be the entitlement of that person shown in the register of members as at 7:00pm AEDT on 6 November 2017.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to a vote for any options held.

Proxy Instructions

A member entitled to vote has a right to appoint a proxy. If a member is entitled to cast two or more votes they may appoint one or two proxies and specify the percentage of votes each proxy is entitled to exercise. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded. The proxy may, but need not, be a member of the Company.

The Proxy Form (and the power of attorney or other authority, if any, under which the proxy form is signed) must be deposited at the share registry of the Company using one of the below methods to arrive not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposed to vote.

•	Online at www.investorvote.com.au (instructions on how to lodge online can be found on the proxy form)

•	By post to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria 3001

•	By fax to 1800 783 447 (within Australia) or (03) 9473 2555 (outside Australia)

•	In person at Computershare Investor Services Pty Ltd located at 452 Johnson Street, Abbotsford, Victoria 3067

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation. If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

A proxy form is enclosed with this Notice.

How the Chairman will vote undirected proxies

The Chairman intends to vote any undirected proxy in favour of all Resolutions

If you appoint the Chairman as your proxy, or the Chairman is appointed your proxy by default, you will be taken to authorise the Chairman to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Proxies that are undirected on Resolution 1

If you appoint a director of the Company other than the Chairman, any other Key Management Personnel or any of their closely related parties, he or she as proxy cannot vote on Resolution 1 unless you direct him or her how to vote on the resolution. The Remuneration Report identifies Key Management Personnel for the year ending 30 June 2017. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependents and companies they control.

If you are eligible to vote on Resolution 1 and chose to appoint a proxy, you are encouraged to direct your proxy how to vote on the Resolutions by marking either "For", "Against" or "Abstain" on the proxy form for the Resolution if you want your shares to be voted on the Resolution.

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

PROXY & VOTING INSTRUCTIONS

Corporate Representatives

Any corporation which is a member of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting or appoint an attorney. Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Special Resolution

Resolutions 3 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of members of Benitec Biopharma Limited (ABN 64 068 943 662) (the "Company" or "Benitec") in connection with the business to be conducted at the Annual General Meeting of Shareholders of the Company to be held at the offices of Grant Thornton Australia, Level 17, 383 Kent Street Sydney at 10.00am AEDST on 8 November 2017.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Annual General Meeting.

OVERVIEW OF BUSINESS OF THE MEETING

This meeting will deal with the usual items of business for an Annual General Meeting - these are referred to below as the "Ordinary Business".

In addition, the meeting will consider an item of "Special Business" - this relates to the approval to increase the Company's placement capacity under ASX Listing Rule 7.1A to 25% (that is, by an additional 10% from what is permitted under ASX Listing Rule 7.1).

ORDINARY BUSINESS

2017 Annual Financial Statements

Section 317 of the Corporations Act 2001 (Cth) requires each of the Annual Financial Report (which includes the Annual Financial Statements and Director’s Declaration), the Director’s Report, Remuneration Report and the Auditor’s Report for the last financial year to be laid before the Annual General Meeting. The Company’s Constitution also provides for these reports to be received and considered at that meeting. There is no requirement for these reports to be formally approved by shareholders.

Shareholders attending the Annual General Meeting will have the opportunity to put questions to the Board and make comments on matters contained in that Annual Financial Report and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s Annual Financial Statements.

The reports referred to in the Notice of Annual General Meeting are included in the 2017 Annual Financial Report, which at their election, has been made available to all shareholders on-line or by post. If you have not elected to receive a hard copy of the Company’s 2017 Annual Financial Report and wish to access it online, it is available at the Company’s website www.benitec.com under the heading “Investors”.

No resolution is required to be moved in respect of this item.

Resolution 1: Non-binding Resolution – Remuneration Report

The Company is required by section 250R(2) of the Corporations Act 2001 (Cth), to propose a resolution that the Remuneration Report of Benitec Biopharma Limited be adopted. The Remuneration Report is contained within the Directors' Report in the 2017 Annual Financial Report and sets out the Company’s remuneration arrangements for directors.

Shareholders attending the 2017 Annual General Meeting (“2017 AGM”) will have the opportunity to discuss and put questions in respect of the Remuneration Report, and shareholders will be asked to vote on a non-binding resolution to adopt the Remuneration Report.

This resolution is advisory only and does not bind the Company or its directors. The Board will consider the outcome of the vote and comments made by shareholders on the Remuneration Report at the 2017 AGM when reviewing the Company's remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (treating the 2017 AGM as the first such meeting), shareholders will be required to vote at the second of those annual general meetings on a resolution (a "spill resolution") that another meeting be held within 90 days at which all of the Company's directors (other than the Managing Director and CEO) must be put up for re-election. At the 2016 Annual General Meeting greater than 75% of the votes cast on the adoption of the Remuneration Report contained in the Company's 2016 Annual Financial Statements was in favour of its adoption and therefore on this occasion a spill resolution will not be required in the event that 25% or more of votes that are cast are against the adoption of the 2017 Remuneration Report.

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

A person must not vote (unless as a proxy of a person permitted to vote, as provided for in this paragraph) if they are a member of the Company’s Key Management Personnel. Any undirected proxies held by directors (other than the Chairman of the Meeting) or other Key Management Personnel or any of their closely related parties must not be voted on this Resolution. Undirected proxies held by the Chairman of the Meeting will be voted in accordance with the authorisation in the Proxy Form (in which case the Chairman of the Meeting will vote undirected proxies in favour of the Resolution). 'Closely related parties' are defined by the Corporations Act 2001 (Cth), and include specified family members, dependents and companies they control.

If you are eligible to vote on this Resolution and chose to appoint a proxy, you are encouraged to direct your proxy how to vote on this Resolution by marking either "For", "Against" or "Abstain" on the proxy form for this Resolution if you want your shares to be voted on that item of business.

Resolution 2: Re-election of Director – Mr Peter Francis

Article 20.1(a)(i) of the Constitution of the Company requires that at each Annual General Meeting the number of directors which does not exceed one third of the directors automatically retire from office and are eligible for re- appointment. Article 20.1(d) provides that the directors who retire by reason of this rule are those who have been in office the longest since last being re-elected. Mr Peter Francis will retire by rotation at this meeting, is eligible for re-election and is seeking re-election as a director at this meeting.

Mr Peter Francis was appointed Non-Executive Director on 23 February 2006 and was last re-elected a director on 13 November 2014.

Peter is a partner at Francis Abourizk Lightowlers (‘FAL’), a firm of commercial and technology lawyers with offices in Melbourne. He is a legal specialist in the areas of intellectual property and licensing and provides legal advice to a large number of corporations and research bodies. Peter has current directorships with Optiscan Imaging Limited, Rision Ltd and Neuroscope Ltd (public non-listed)

Peter has an interest in 424,174 shares and 1,400,000 options

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Resolution 3: Special Resolution - Approval of 10% Placement Capacity

Under ASX Listing Rule 7.1A certain companies may seek shareholder approval by special resolution passed at an annual general meeting to have the additional capacity to issue equity securities in the same class as already listed securities which do not exceed 10% of the existing ordinary share capital without further shareholder approval.

Approval under this Resolution is sought for the Company to issue ordinary shares under ASX Listing Rule 7.1A.

If this Resolution is approved the Company may make an issue of ordinary shares under ASX Listing Rule 7.1A at any time (either on a single date or progressively) up until the earlier of:

•	the date which is 12 months after the date of this Annual General Meeting; or
•	the date on which shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of the Company’s activities) or ASX Listing Rule 11.2 (disposal of the Company’s main undertaking), after either of which dates an approval under ASX Listing Rule 7.1A ceases to be valid.

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

Accordingly, the approval given if this Resolution is passed will cease to be valid on the earlier of 8 November 2018 (being the date 12 months after the date of this 2017 AGM) or the date on which holders of the Company’s ordinary securities approve a transaction under ASX Listing Rules 11.1.2 or 11.2.

At the date of this Explanatory Memorandum, the Company is an ‘eligible entity’, and therefore able to seek approval under ASX Listing Rule 7.1A, as it is not included in the S&P/ASX300 and has a market capitalisation less than the amount prescribed by ASX (currently $300 million). If at the time of this Annual General Meeting the Company is no longer an eligible entity, this Resolution will be withdrawn.

Any securities under ASX Listing Rule 7.1A issued must be in the same class as an existing class of quoted equity securities. The Company currently has on issue only one class of equity securities - being 205,142,734 fully paid ordinary shares.

The exact maximum number of ordinary shares which may be issued in the capital of the Company under the approval sought by this Resolution will be determined in accordance with the following formula prescribed in ASX Listing Rule 7.1A.2:

(A x D) – E

where:

A	is the number of shares on issue 12 months before the date of issue or agreement to issue:
(i)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;
(ii)	plus the number of partly paid shares that became fully paid in the 12 months;
(iii)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rule 7.1 and 7.4 (this does not include an issue of fully paid ordinary shares under the entity’s 15% placement capacity without shareholder approval);
(iv)	less the number of fully paid shares cancelled in the 12 months;
D	is 10%; and
E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rule 7.1 or 7.4.

The ability of the Company to make an issue under ASX Listing Rule 7.1A is in addition to its 15% placement capacity under ASX Listing Rule 7.1. The effect of this Resolution will be to allow the Company to issue ordinary shares under ASX Listing Rule 7.1A without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

As at the date of this Explanatory Memorandum, the Company has 205,142,734 ordinary shares on issue and has capacity to issue:

•	30,771,410 equity securities under ASX Listing Rule 7.1 (ie. 15%); and
•	subject to shareholder approval being sought under this Resolution, 20,514,273 ordinary shares under ASX Listing Rule 7.1A (ie. 10%).

The actual number of shares which may be issued under ASX Listing Rule 7.1A (and ASX Listing Rule 7.1) will be a function of the number of shares on issue at the time an issue is proposed as calculated per the formula set out above.

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

The issue price of the ordinary shares issued under ASX Listing Rule 7.1A will be determined at the time of issue. The minimum price at which the ordinary shares the subject of this Resolution will be issued is 75% of the volume weighted average sale price (“VWAP”) of the Company’s ordinary shares over the 15 days on which trades in that class were recorded immediately before either:

•	the date on which the price at which the securities are to be issued is agreed; or

•	if the securities are not issued within five ASX trading days of the date in the above paragraph, then the date on which the securities are issued.

If this Resolution is approved, and the Company issues ordinary shares under ASX Listing Rule 7.1A, the existing shareholders’ voting power in the Company will be diluted. There is a risk that:

•	the market price for the Company’s ordinary shares may be significantly lower on the issue date than on the date of the approval of this Resolution; and

•	the ordinary shares issued under ASX Listing Rule 7.1A may be issued at a price that is at a discount (as described above) to market price for the Company’s ordinary shares on the issue date,

which may have an effect on the amount of funds raised by the issue.

The table set out below shows the dilution of existing shareholders on the basis of:

•	The current market price of the Company’s ordinary shares and the current number of ordinary securities as at the date of this Explanatory Memorandum.

•	Two examples where the number of ordinary shares on issue (“A” in the formula set out above) has increased by 102,571,367 shares (i.e. 50%) and 100% (i.e. doubled). The number of ordinary shares on issue may increase as a result of issues of ordinary shares that do not require shareholder approval (for example, pro-rata entitlements issues) or as a result of future placements under ASX Listing Rule 7.1 that are approved by shareholders.

•	Two examples of where the issue price of ordinary securities has decreased by 50% and increased by 50% as against the market price as at the date of this Explanatory Memorandum.

Shareholders should note that there is a risk that:

(i)	the market price for the Company’s shares may be significantly lower on the issue date than on the date of the Meeting; and

(ii)	the shares may be issued at a price that is at a discount to the market price for those shares on the date of issue.

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

			Dilution
			Issue price 7 cents ($0.07) (50% decrease)**	Issue Price 14 cents ($0.14)**	Issue price 28 cents ($0.28) (100% increase) **
Variable “A” ASX Listing Rule 7.1A.2	“A” is the current number of shares on issue of 205,142,734 shares	Shares issued - 10% voting dilution	20,514,273	20,514,273	20,514,273
		Funds raised	$1,435,999	$2,871,998	$5,743,996

	“A” is a 50% increase (102,571,367 shares) in current shares on issue to a total of 307,714,101 shares on issue *	Shares issued - 10% voting dilution	30,771,410	30,771,410	30,771,410
		Funds raised	$2,153,999	$4,307,997	$8,615,995

	“A” is a 100% increase (205,142,734 shares) in current shares on issue to a total of 410,285,468 shares on issue *	10% voting dilution	41,028,547	41,028,547	41,028,547
		Funds raised	$2,871,998	$5,743,997	$11,487,993

Notes:

(i)	The table assumes that:

a)	the Company issues the maximum number of ordinary shares available under ASX Listing Rule 7.1A;

b)	the Company has not issued any equity securities in the prior 12 months that were not issued under an exception in ASX Listing Rule 7.2, with approval under ASX Listing Rules 7.1 or 7.1A, or with subsequent approval under ASX Listing Rule 7.4;

c)	no options are exercised resulting in ordinary shares being issued before the date of the issue of ordinary shares under ASX Listing Rule 7.1A.

(ii)	The table does not show an example of dilution that may be caused to a particular shareholder by reason of issues of ordinary shares under ASX Listing Rule 7.1A based on that shareholder’s holding at the date of this Explanatory Memorandum. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.

(iii)	The table shows the effect of an issue of ordinary shares under ASX Listing Rule 7.1A, not under the Company’s 15% placement capacity under ASX Listing Rule 7.1.

*            Any issue of ordinary shares is required to be made in accordance with the ASX Listing Rules. Any issue made other than under the Company's 15% placement capacity (ASX Listing Rule 7.1) or the Company’s additional 10% placement capacity (Listing Rule 7.1A) and not otherwise made under an exception in ASX Listing Rule 7.2 (for example, a pro-rata rights issue) would require shareholder approval.

**          Based on closing price of the Company’s shares on ASX on 3 October 2017

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

If this Resolution is approved the Company will have the ability to issue in the 12 months from the date of this 2017 AGM up to 10% of its issued capital without further shareholder approval and therefore allow it to take advantage of opportunities to obtain further funds if required and available in the future.

As at the date of this Explanatory Memorandum, the Company has not formed an intention to offer any ordinary shares under ASX Listing Rule 7.1A to any particular person or at any particular time. The total amount that may be raised by the issue of equity securities under ASX Listing Rule 7.1A will depend on the issue price of the ordinary shares which will be determined at the time of issue. In some circumstances, the Company may issue ordinary shares under ASX Listing Rule 7.1A for non-cash consideration (for example, in lieu of cash payments to consultants, suppliers or vendors). While the Company has not formed an intention to offer any ordinary shares under ASX Listing Rule 7.1A, some of the purposes for which the Company may issue ordinary shares under ASX Listing Rule 7.1A include (but are not limited to):

•	Raising funds to be applied to the Company’s working capital requirements and develop the Company’s existing projects.
•	Acquiring assets. In these circumstances, the issue of the ordinary shares may be made in substitution for the Company making cash payment for the assets. If the Company elects to issue the ordinary shares for the purpose of acquiring assets then the Company will release to the market a valuation of the assets prior to issuing the shares.
•	Paying suppliers or consultants of the Company.

Details regarding the purposes for which any particular issue under ASX Listing Rule 7.1A is made will be more fully detailed in an announcement to the ASX made pursuant to ASX Listing Rule 7.1A.4 and ASX Listing Rule 3.10.5A at the time the issue is made.

The allottees of equity securities to be issued under the 10% placement capacity have not yet been determined. However, the allottees of equity securities could consist of current Shareholders or new investors (or both). No securities will be offered to related parties or associates of related parties of the Company.

The Company will determine the allottees at the time of the issue under the 10% placement capacity, having regard to the following factors:

(i)	the purpose of the issue;

(ii)	the capital raising and acquisition opportunities available to the Company;

(iii)	alternative methods for raising funds available to the Company at that time, including, but not limited to, an entitlement issue or other offer where existing Shareholders may participate;

(iv)	the effect of the issue of the equity securities on the control of the Company;

(v)	the Company’s circumstances, including, but not limited to, its financial position solvency, and likely future capital requirements;

(vi)	prevailing market conditions; and

(vii)	advice from corporate, financial and broking advisers (if applicable).

The Company previously obtained approval from Shareholders pursuant to ASX Listing Rule 7.1A at the 2016 AGM (the “Previous Approval”).

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

As at the date of this Notice, no shares have been issued by the Company pursuant to the Previous Approval.

Instead, during the 12 months preceding the date of the Meeting (being the period commencing 8 November 2016 and ending 7 November 2017), the Company has issued the following securities:

-	a second tranche of 29,305,819 fully paid ordinary shares to Nant Capital on 13 March 2017, by way of shareholder approval obtained at the 2016 AGM (please refer to Resolutions 6 passed at the 2016 AGM), which in total represents approximately 14% of the total number of equity securities on issue in the Company as at 8 November 2016, which was a total of 212,210,118 shares and unquoted options (including unquoted options which expired or were exercised after that date). The issue price for the second tranche was A$0.1859 per share; and

-	9,450,000 unlisted options issued to employees of the Company under the Company's Share Option Plan as detailed in the Notice of Meeting and Explanatory Memorandum lodged by the Company with the ASX on 14 October 2015, which in total represents approximately 0.45% of the total number of equity securities on issue in the Company as at 8 November 2016, which was a total of 212,210,118 shares and unquoted options (including unquoted options which expired or were exercised after that date).

For the purposes of ASX Listing Rule 7.3A.6, further details of the issues of equity securities by the Company during the 12 month period preceding the date of the Meeting are set out in Annexure A.

In accordance with the requirements of ASX Listing Rule 7.1A.4, if the Company issues equity securities pursuant to ASX Listing Rule 7.1A (that is, being the additional 10% placement capacity the subject of the approval sought under Resolution 3), it will give ASX:

(i)	a list of the recipients of the equity securities and the number of equity securities issued to each (not for release to the market), in accordance with ASX Listing Rule 7.1A.4(a); and

(ii)	the information required by ASX Listing Rule 3.10.5A for release to the market, in accordance with ASX Listing Rule 7.1A.4(b).

This Resolution is a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

The Directors of the Company believe that this Resolution is in the best interests of the Company and unanimously recommend that shareholders vote in favour of this Resolution.

A voting exclusion statement is set out in the Notice of Meeting. As at the date of this Notice, the Company has not invited any person to participate in an issue of equity securities under ASX Listing Rule 7.1A. Therefore, unless an invitation is made to an existing Shareholder prior to the meeting (and noting there is no present intention to do so) no existing Shareholders will be excluded from voting on the Resolution.

Resolution 4: Ordinary resolution - Approval of Broader Placement to new institutional and sophisticated investors

Separate to the approval sought under Resolution 3 regarding Approval for 10% Placement Capacity (for the purposes of ASX Listing Rule 7.1A), the Company also seeks shareholder approval to undertake a Broader Placement to a number of institutional and sophisticated investors, to be completed by 8 February 2018.

The Broader Placement will be for up to 80 million shares, which represents approximately 39% of the Company's current issued capital.

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BENITEC BIOPHARMA LIMITED
NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

The need for shareholder approval

ASX Listing Rule 7.1 provides that a listed company must not, without prior approval of its shareholders, issue securities if the number of securities issued, or when aggregated with the number of securities issued by the company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

The purpose of seeking shareholder approval of the issue of shares in this resolution is to ensure that the proposed issue of shares as described below does not reduce the Company's future placement capacity under the ASX Listing Rules.

ASX Listing Rule 7.3 requires the following information concerning the proposed issue.

Maximum number of shares to be issued

Up to 80,000,000 fully paid ordinary shares may be issued under the Broader Placement.

The issue price of the shares and the date of issue

The proposed issue price of the Broader Placement shares will be a minimum price that is at least 80% of the volume weighted average market price for the Company's shares on ASX, calculated over the last 5 days on which sales in the Company's shares on the ASX were recorded before the day on which the issue was made. The issue price may be higher than this minimum level.

The Broader Placement shares will be issued no later than 3 months after the date of the meeting, that is, no later than 8 February 2018. It is expected that all shares in the Broader Placement will be issued on or about the same date.

Identity of investors

The potential investors in the Broader Placement have not yet been identified by the Company. The potential investors may be introduced to the Company by brokers or other intermediaries which the Company may engage for this purpose.

The new investors will not include any director of the Company, or any of their respective associates.

Terms of the securities

The shares to be issued under the Broader Placement will be fully paid ordinary shares in the Company which rank equally with all other existing ordinary shares from the date of issue.

Intended use of funds raised

The funds raised by the Broader Placement are intended to be used by the Company for Benitec's existing programs (including possible early stage clinical studies and for the extension of Benetic’s technology platform).

Effect of Shareholder approval

If approved, this Resolution will result in the approval of the issue of a total of up to 80 million shares and will mean the shares issued are not counted towards the 15% limit under ASX Listing Rule 7.1.

Recommendation

The directors unanimously recommend that Shareholders vote in favour of Resolution 4.

12

LODGE YOUR VOTE: ONLINE: www.investorvote.com.au ABN 64 068 943 662 BY MAIL: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com FOR ALL ENQUIRIES CALL: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 PROXY FORM VOTE AND VIEW THE ANNUAL REPORT ONLINE •Go to www.investorvote.com.au OR scan the QR Code with your mobile device. • Follow the instructions on the secure website to vote. YOUR ACCESS INFORMATION THAT YOU WILL NEED TO VOTE: CONTROL NUMBER: 189796 SRN/HIN: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECEIVED BY 10.00AM ON MONDAY, 6 NOVEMBER 2017 HOW TO VOTE ON ITEMS OF BUSINESS All your securities will be voted in accordance with your directions. APPOINTMENT OF PROXY VOTING 100% OF YOUR HOLDING: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. VOTING A PORTION OF YOUR HOLDING: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. APPOINTING A SECOND PROXY: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A PROXY NEED NOT BE A SECURITYHOLDER OF THE COMPANY. SIGNING INSTRUCTIONS FOR POSTAL FORMS INDIVIDUAL: Where the holding is in one name, the securityholder must sign. JOINT HOLDING: Where the holding is in more than one name, all of the securityholders should sign. POWER OF ATTORNEY: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. COMPANIES: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. ATTENDING THE MEETING Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". COMMENTS & QUESTIONS: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, OR TURN OVER TO COMPLETE THE FORM 226781_0_COSMOS_Sample_Proxy/000001/000001/i This Document is printed on Greenhouse FriendlyTM ENVI Laser Carbon Neutral Paper

CHANGE OF ADDRESS. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ’X’) should advise your broker of any changes. PROXY FORM PLEASE MARK TO INDICATE YOUR DIRECTIONS STEP 1 APPOINT A PROXY TO VOTE ON YOUR BEHALF I/WE BEING A MEMBER/S OF BENITEC BIOPHARMA LIMITED HEREBY APPOINT THE CHAIRMAN OF THE MEETING OR PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Benitec Biopharma Limited to be held at the offices of Grant Thornton Australia, Level 17, 383 Kent Street Sydney on Wednesday, 8 November 2017 at 10:00am (AEDT) and at any adjournment or postponement of that Meeting. CHAIRMAN AUTHORISED TO EXERCISE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Item 1 (except where I/we have indicated a different voting intention below) even though Item 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman. IMPORTANT NOTE: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Item 1, by marking the appropriate box in step 2 below. STEP 2 ITEMS OF BUSINESS PLEASE NOTE: If you mark the ABSTAIN box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. FOR AGAINST ABSTAIN 1 Non-binding Resolution - Remuneration Report 2 Re-election of Director – Mr Peter Francis 3 Approval of 10% placement capacity 4 Approval of new shares to sophisticated and institutional investors The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. SIGN SIGNATURE OF SECURITYHOLDER(S) THIS SECTION MUST BE COMPLETED. INDIVIDUAL OR SECURITYHOLDER 1 SECURITYHOLDER 2 SECURITYHOLDER 3 SOLE DIRECTOR AND SOLE COMPANY SECRETARY DIRECTOR DIRECTOR/COMPANY SECRETARY CONTACT NAME CONTACT DAYTIME TELEPHONE DATE / / BLT